UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 29)1

Steel Connect, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

858098 10 6

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

HANDY & HARMAN LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,436,715
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,436,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,436,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

WHX CS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,940,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,940,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,940,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,436,715
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,436,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,436,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		42,333,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

42,333,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,333,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note.

6

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		34,833,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

34,833,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,833,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.2%
14	TYPE OF REPORTING PERSON

OO

* Includes 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note.

7

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		34,833,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

34,833,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,833,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.2%
14	TYPE OF REPORTING PERSON

OO

* Includes 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note.

8

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		42,333,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

42,333,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,333,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.0%
14	TYPE OF REPORTING PERSON

CO

* Includes 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note.

9

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,576,917
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,576,917
	10	SHARED DISPOSITIVE POWER

60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,636,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		853,846
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

853,846
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

853,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 858098 10 6

The following constitutes Amendment No. 29 to the Schedule 13D filed by the undersigned (“Amendment No. 29”). This Amendment No. 29 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 13, 2022, the Issuer and Steel Holdings issued a joint press release (the “Press Release”) announcing the execution of an agreement and plan of merger (the “Merger Agreement”), made and entered into as of June 12, 2022, by and among the Issuer, Steel Holdings and SP Merger Sub, Inc., a direct wholly owned subsidiary of Steel Holdings (“Merger Sub”). Pursuant to the terms and subject to the conditions of the Merger Agreement, (i) Merger Sub will merge with and into the Issuer with the Issuer surviving as a wholly owned subsidiary of Steel Holdings (the “Merger”) and (ii) each share of Common Stock of the Issuer (the “Common Stock”) (other than certain excluded shares of Common Stock, including shares beneficially owned by Steel Holdings) will be converted into the right to receive $1.35 per share in cash and one contingent value right (“CVR”) to receive their pro rata share of net proceeds, to the extent such net proceeds exceed $80 million plus certain related costs and expenses, if the Issuer’s ModusLink subsidiary is sold during the two-year period following completion of the Merger, in accordance with the terms of a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into by and among the Issuer, Steel Holdings and a shareholder representative to be determined thereunder. If the transactions contemplated by the Merger Agreement are consummated, the Issuer will become a privately held company owned directly by Steel Holdings and will no longer be listed on the Nasdaq Capital Market.

The board of directors of the Issuer (the “Issuer Board”), acting on the unanimous recommendation of the special committee of the Issuer Board (the “Special Committee”), and the board of directors of Steel Holdings GP approved the Merger Agreement and the transactions contemplated by the Merger Agreement and resolved to recommend the stockholders adopt the Merger Agreement and approve the transactions contemplated thereunder. The Special Committee, which is comprised solely of independent and disinterested directors of the Issuer who are unaffiliated with Steel Holdings, exclusively negotiated the terms of the Merger Agreement with Steel Holdings, with the assistance of its independent financial and legal advisors.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement by the holders of a majority in voting power of the Issuer’s outstanding shares of Common Stock and Series C Preferred Stock (the “Series C Preferred”), the holders of a majority of the outstanding Series C Preferred, and the holders of a majority of the outstanding shares of Common Stock not owned, directly or indirectly, by Steel Holdings or Steel Holdings GP, any other officers or directors of the Issuer, or any other person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary. Consummation of the Merger is subject to a condition that Steel Holdings will vote, and cause to be voted, any shares of Common Stock, or Series C Preferred, then owned by Steel Holdings or any of its affiliates in favor of the Merger Agreement. The Merger Agreement may be terminated by the Issuer or Steel Holdings under certain circumstances.

12

CUSIP No. 858098 10 6

Concurrently with the execution of the Merger Agreement, the Issuer and the Reporting Persons entered into a Voting and Support Agreement, dated as of June 12, 2022 (the “Support Agreement”). Pursuant to the terms and conditions set forth in the Support Agreement, each Reporting Person has agreed to vote, or cause to be voted, all shares of Common Stock and Preferred Stock of the Issuer beneficially owned by each such Reporting Person for the adoption of the Merger Agreement and any alternative acquisition agreement approved by the Issuer Board (acting on the recommendation of the Special Committee).

The foregoing descriptions of the Press Release, Merger Agreement, CVR Agreement and Support Agreement are qualified in their entirety by reference to the full text of such documents, copies of which are referenced hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 respectively, and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Merger Agreement, CVR Agreement and Support Agreement defined and described in Item 4. The terms of the Merger Agreement, Support Agreement and CVR Agreement (which will be executed at the time of the Merger) govern the contractual rights and relationships, and allocate risks, among the parties thereto in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated among the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. Steel Holdings does not undertake any obligation to release publicly any revisions to these representations and warranties, except as required under U.S. federal or other applicable securities laws.

13

CUSIP No. 858098 10 6

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description
99.1	Press Release, dated June 13, 2022 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2022).
99.2	Agreement and Plan of Merger, dated as of June 12, 2022, by and among Steel Connect, Inc., Steel Partners Holdings L.P. and SP Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2022).
99.3	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2022).
99.4	Voting and Support Agreement, dated as of June 12, 2022, by and among Steel Connect, Inc., Steel Partners Holdings L.P., Handy & Harman Ltd., WHX CS Corp., Steel Partners, Ltd., SPH Group LLC, SPH Group Holdings LLC, Steel Partners Holdings GP Inc., Steel Excel Inc., Warren G. Lichtenstein and Jack L. Howard (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2022).

14

CUSIP No. 858098 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2022	HANDY & HARMAN LTD.

	By:	/s/ Maria Reda
Maria Reda Secretary

WHX CS CORP.

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL PARTNERS, LTD.

By:	/s/ Mario Marcon
Mario Marcon Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Maria Reda
Maria Reda Secretary

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Maria Reda
Maria Reda Secretary

15

CUSIP No. 858098 10 6

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL EXCEL INC.

By:	/s/ Maria Reda
Maria Reda Secretary

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Jack L. Howard

16